SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

REPORT OF  FOREIGN  PRIVATE  ISSUER  PURSUANT  TO RULE 13a-16  OR
15d-16  UNDER THE  SECURITIES  EXCHANGE  ACT  OF  1934

For the month of May 2024

Commission File Number: 0-30862

CERAGON NETWORKS LTD. (Translation of registrant’s name into English)
3 Uri Ariav st., Rosh Ha’Ayin, Israel, 4810002 (Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

CERAGON NETWORKS LTD.
Date: May 28, 2024	By: /s/ Ronen Stein
Name: Ronen Stein Title: Chief Financial Officer

The Company announces that it has reached an agreement to collect a debt from a South American customer (the “Settlement Agreement”). Such Settlement Agreement relates to a debt for which the Company fully recorded a credit loss provision in Q4 2022 and to an arbitration proceeding against the Company and its subsidiary as previously reported in a 6K form filed on December 4, 2023 and our 20F form for 2023 filed on March 21 2024. Under the Settlement Agreement, we expect to receive a total of $12M in three installments. The first tranche of $4M was received by the Company on May 24. 2024, and the two remaining installments are expected to be paid subject to several conditions.

According to the agreement, the arbitration proceeding against the Company has been terminated and the customer has waived all its claims against the Company and its subsidiaries.